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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Points International Ltd.:

We consent to the inclusion in this annual report on Form 40-F of:

  our Independent Auditors’ Report of Registered Public Accounting Firm dated March 4, 2015 on the consolidated financial statements of Points International Ltd. which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information our Report of Independent Registered Public Accounting Firm dated March 4, 2015 on Points International Ltd.’s internal control over financial reporting as of December 31, 2014 each of which is incorporated by reference in this annual report on Form 40-F of Points International Ltd. for the fiscal year ended December 31, 2014.

We also consent to the incorporation by reference of such reports in Registration Statement No. 333-172806 on Form S-8 of Points International Ltd.

Chartered Professional Accountants, Licensed Public Accountants

March 4, 2015
Toronto, Canada

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